                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)


                         WESTPORT RESOURCES CORPORATION
                    (FORMERLY KNOWN AS BELCO OIL & GAS CORP.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961418100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               C/O HOWARD L BOIGON
                             410 SEVENTEENTH STREET
                                   SUITE 2300
                             DENVER, COLORADO 80202
                                 (303) 573-5404
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                            Michael E. Dillard, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                               Dallas, Texas 75201
                            Telephone (214) 969-2800

                                 August 21, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The total number of shares of common stock reported herein is 35,595,230, which constitutes 65.0% of the total number of shares outstanding as of August 21, 2001. Ownership percentages set forth herein assume that at August 21, 2001, the effective time of the Merger (as defined herein), there were 52,058,747 shares of New Westport Common Stock (as defined herein) outstanding, 2,930,000 shares of 6 1/2% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of New Westport Common Stock, at a conversion rate of 0.465795 of a share of New Westport Common stock per share of Preferred Stock, and options to purchase 1,361,637 shares of New Westport Common Stock exercisable within 60 days of August 21, 2001.


                         (Continued on following pages)

-------------------                                            -----------------
CUSIP No. 961418100                    13D                     Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       ERI Investments, Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       See Item 3
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           13,911,152
                      ----------------------------------------------------------
    NUMBER OF         8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY            21,675,578(1)
     OWNED BY         ----------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             13,911,152
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       35,586,730(1)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.0%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

----------
(1) Includes 21,675,578 shares of Issuer common stock of which ERI Investments, Inc. ("ERI") may be deemed to be the beneficial owner pursuant to the Second Amended and Restated Shareholders Agreement, dated as of July 20, 2001 between Westport Resources Corporation, Belco Oil & Gas Corp., ERI, Westport Energy LLC ("WELLC") and certain stockholders of the Issuer (the "Belfer Group") named therein (the "Shareholders Agreement"). See Items 4 and 6 for a full explanation of the Shareholders Agreement. ERI disclaims beneficial ownership of 21,675,578 shares of Issuer common stock that are subject to the Shareholders Agreement.

-------------------                                            -----------------
CUSIP No. 961418100                    13D                     Page 3 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Equitable Resources, Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       See Item 3
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  13,911,152(2)
                           -----------------------------------------------------
      NUMBER OF            8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                 21,675,578(3)
       OWNED BY            -----------------------------------------------------
         EACH              9      SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                  13,911,152(2)
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       35,586,730(3)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

----------
(2) Includes 13,911,152 shares of Issuer common stock held by ERI, a wholly owned subsidiary of Equitable Resources, Inc. ("Equitable"), subject to the Shareholders Agreement. Equitable may be deemed to beneficially own these shares. Equitable disclaims beneficial ownership of the shares of Issuer common stock held by ERI.

(3) Includes 21,675,578 shares of Issuer common stock held by WELLC and the Belfer Group subject to the Shareholders Agreement. See Items 4 and 6 for a full explanation of the Shareholders Agreement. Equitable disclaims beneficial ownership of 21,675,578 shares of Issuer common stock that are subject to the Shareholders Agreement.

-------------------                                            -----------------
CUSIP No. 961418100                    13D                     Page 4 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Murry S. Gerber
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       See Item 3
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   13,917,652(4)
                            ----------------------------------------------------
       NUMBER OF            8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                 21,675,578(5)
        OWNED BY            ----------------------------------------------------
          EACH              9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                  13,917,652(4)
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       35,593,230(5)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.0%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

----------
(4) Includes (i) 13,911,152 shares of Issuer common stock held by ERI, a wholly owned subsidiary of Equitable, subject to the Shareholders Agreement, beneficial ownership of which shares may be attributable to Murry S. Gerber, a Chairman, President and CEO of Equitable, and (ii) 6,500 shares of Issuer common stock held by Mr. Gerber directly. Mr. Gerber disclaims beneficial ownership of 13,911,152 shares of Issuer common stock held by ERI.

(5) Includes 21,675,578 shares of Issuer common stock held by WELLC and the Belfer Group subject to the Shareholders Agreement. See Items 4 and 6 for a full explanation of the Shareholders Agreement. Murry S. Gerber disclaims beneficial ownership of 21,675,578 shares of Issuer common stock that are subject to the Shareholders Agreement.

-------------------                                            -----------------
CUSIP No. 961418100                   13D                      Page 5 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       David L. Porges
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       See Item 3
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   13,913,152(6)
                            ----------------------------------------------------
                            8      SHARED VOTING POWER
      NUMBER OF
        SHARES                     21,675,578(7)
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             9      SOLE DISPOSITIVE POWER
         EACH
      REPORTING                    13,913,152(6)
     PERSON WITH            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       35,588,730(7)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.0%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

----------
(6) Includes (i) 13,911,152 shares of Issuer common stock held by ERI, a wholly owned subsidiary of Equitable, subject to the Shareholders Agreement, beneficial ownership of which shares may be attributable to David L. Porges, Executive Vice President and CFO of Equitable, and (ii) 2,000 shares of Issuer common stock directly held by Mr. Porges. Mr. Porges disclaims beneficial ownership of 13,911,152 shares of Issuer common stock held by ERI.

(7) Includes 21,675,578 shares of Issuer common stock held by WELLC and the Belfer Group subject to the Shareholders Agreement. See Items 4 and 6 for a full explanation of the Shareholders Agreement. David L. Porges disclaims beneficial ownership of 21,675,578 of shares of Issuer common stock that are subject to the Shareholders Agreement.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Westport Resources Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 410 Seventeenth Street, Suite 2300, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by ERI Investments, Inc., a Delaware corporation ("ERI"), Equitable Resources, Inc., a Pennsylvania corporation ("Equitable" and together with ERI, the "ERI Entities"), and the following individuals: Murry S. Gerber and David L. Porges. ERI's principal business is to serve as a holding company for various subsidiaries and affiliates of Equitable. The address of ERI's principal office is: 801 West Street, 2nd Floor, Wilmington, Delaware 19801. The principal business of Equitable is to serve as an integrated energy company with an emphasis on the Appalachian area natural gas supply, natural gas transmission and distribution and leading-edge energy management services for customers throughout the United States and selected foreign markets. The address of its principal office is: One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, Pennsylvania 15219. Murry S. Gerber, a director of the Issuer, is Chairman, President and Chief Executive Officer of Equitable. David L. Porges, a director of the Issuer, is Executive Vice President and Chief Financial Officer of Equitable. The address of each of Mr. Gerber and Mr. Porges is: One Oxford Centre, Suite 3300, 301 Grant Street, Pittsburgh, Pennsylvania 15219-6401. Mr. Gerber and Mr. Porges are United States citizens.

         Neither ERI, Equitable nor any of their respective directors, executive officers, members or managers, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock to which this statement on Schedule 13D relates were acquired by means other than purchase. The method of acquisition is described in Item 4 below.

ITEM 4. PURPOSE OF THE TRANSACTION

         On August 21, 2001, the stockholders of Belco Oil & Gas Corp., a Nevada corporation ("Belco"), and the stockholders of Westport Resources Corporation, a Delaware corporation ("Westport"), approved and adopted the Agreement and Plan of Merger dated as of June 8, 2001

(the "Merger Agreement") by and between Belco and Westport providing for the merger of Westport with and into Belco (the "Merger"). In connection with the Merger, Belco changed its name to Westport Resources Corporation ("New Westport" or the "Issuer"). As of August 21, 2001, the effective time of the Merger, Belco's common stock, par value $0.01 per share ("Belco Common Stock"), was no longer outstanding and was automatically cancelled and retired, and certificates evidencing shares of Belco Common Stock only represented the right to receive, without interest, shares of New Westport's common stock, par value $0.01 per share ("New Westport Common Stock"). In the Merger, Belco common stockholders received 0.4125 of a share of New Westport Common Stock for each share of Belco Common Stock they owned. The outstanding shares of Belco 6 1/2% Convertible Preferred Stock, par value $0.01 per share, remained outstanding and the existing ratio was adjusted so that holders would receive 0.465795 of a share of New Westport Common Stock for each share of Belco 6 1/2% Convertible Preferred Stock upon conversion. In addition, as of the effective time of the Merger, Westport's common stock, par value $0.01 per share ("Westport Common Stock") was no longer outstanding and was automatically cancelled and retired, and certificates evidencing shares of Westport Common Stock only represented the right to receive, without interest, shares of New Westport. Westport stockholders received one share of New Westport Common Stock for each share of Westport Common Stock they owned.

         Immediately prior to the Merger, Westport's stockholders approved the amendment to the Westport Resources Corporation 2000 Stock Incentive Plan ("Westport Stock Plan") to increase the number of shares of Westport Common Stock reserved for issuance under the Westport Stock Plan from 4,110,813 shares to 6,232,484 shares. Pursuant to the Merger Agreement, at the effective time of the Merger, the Westport Stock Plan was assumed and adopted by New Westport and each outstanding employee or director stock option of Westport granted under the Westport Stock Plan was assumed by New Westport and became an option to purchase an equivalent number of shares of New Westport Common Stock.

         In connection with the Merger, Belco's articles of incorporation and bylaws were amended to, among other things, change its name to "Westport Resources Corporation," decrease the number of authorized shares of the Issuer's common stock, create a classified board of directors, provide for indemnification of certain persons, including directors and officers of Belco and, after the Merger, New Westport, and elect not to be governed by the Nevada Revised Statutes "Combination" provisions.

         As a condition to the consummation of the Merger, each of the directors and officers of Belco resigned or was removed. Pursuant to the Merger Agreement, New Westport amended articles of incorporation, New Westport amended bylaws and the Shareholders Agreement (defined below), 11 directors were elected to serve on the New Westport board of directors. The directors were divided into three classes as follows:

              Class I:                  Class II:                Class III:
         Laurence D. Belfer         Alex M. Cranberg          Robert A. Belfer
         James M. Funk              David L. Porges           Murry S. Gerber
         Peter R. Hearl             Donald D. Wolf            Michael Russell
         William F. Wallace                                   Randy Stein

         Since the effective time of the Merger, New Westport is managed by the former executive management team of Westport. Grant W. Henderson, former President and Chief

Operating Officer of Belco, also joined the New Westport management team as Executive Vice President and General Manager of the Southern Division based in Dallas. Donald D. Wolf is the Chairman and Chief Executive Officer and Barth E. Whitham is President and Chief Operating Officer of New Westport.

         In connection with the Merger, certain stockholders of Westport and Belco entered into the Second Amended and Restated Stockholders Agreement, dated as of July 20, 2001 (the "Shareholders Agreement") attached hereto as Exhibit 10.2, among Westport, Belco, ERI, Westport Energy LLC, a Delaware limited liability company ("WELLC"), and certain stockholders of Belco specified in the Shareholders Agreement (the "Belfer Group"), pursuant to which, among other things, WELLC, ERI and the Belfer Group agreed to vote shares of the Issuer owned and controlled by them in a manner prescribed in the Shareholders Agreement to determine the composition of the board of directors of the Issuer. The Shareholders Agreement requires supermajority approval of the New Westport board of directors for actions of New Westport and its subsidiaries involving
(i) issuance of additional shares of New Westport Common Stock (with some exceptions), (ii) incurrence of certain level of debt, and (iii) certain sale transactions. The Shareholders Agreement also contains provisions imposing restrictions, subject to certain conditions, on the right of each of ERI, WELLC and the Belfer Group to (i) acquire beneficial ownership of any additional securities or debt instruments of New Westport and its subsidiaries, or (ii) form a group (as such term is defined in Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended) for such purpose, without the consent of the other parties to the Shareholders Agreement. In addition, pursuant to the Shareholders Agreement, WELLC, ERI and the Belfer Group were granted certain registration rights. Each of WELLC, ERI and the Belfer Group received unlimited piggyback registration rights. ERI and WELLC were granted three demand registration rights and the Belfer Group was granted two demand registration rights. In connection with registration rights received under the Shareholders Agreement, each of WELLC, ERI and the Belfer Group agreed to enter into holdback agreements if requested by the underwriters in underwritten offerings. The Shareholders Agreement became effective at the effective time of the Merger.

         The shares of New Westport Common Stock owned by the ERI Entities, Murry S. Gerber and David L. Porges (collectively, the "Equitable Parties") are being held for investment purposes. The Equitable Parties intend to review their investment in New Westport on the basis of various factors, including New Westport's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for New Westport's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Equitable Parties will take such actions in the future as they deem appropriate in light of the circumstances existing from time to time. The Equitable Parties may acquire New Westport Common Stock or other securities of New Westport either in the open market or in privately negotiated transactions. Similarly, the Equitable Parties may determine to dispose of some or all of New Westport's securities currently owned by it or otherwise acquired by it, either in the open market (subject to applicable legal restrictions), or in registered or privately negotiated transactions. None of the Equitable Parties presently have any plans or intentions to acquire additional New Westport securities, other than as disclosed in this Item 4. The foregoing is subject to the terms of the Shareholders Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of New Westport Common Stock of which each ERI Entity may be deemed to be the beneficial owner is 35,586,730 shares. Such 35,586,730 shares represent 65.0% of the shares of New Westport Common Stock which are deemed to be outstanding as of August 21, 2001.

                  The aggregate number of shares of New Westport Common Stock of which Murry S. Gerber may be deemed to be the beneficial owner is 35,593,230. Such shares represent 65.0% of the shares of New Westport Common Stock which are deemed to be outstanding as of August 21, 2001.

                  The aggregate number of shares of New Westport Common Stock of which David L. Porges may be deemed to be the beneficial owner is 35,588,730. Such shares represent 65.0% of the shares of New Westport Common Stock which are deemed to be outstanding as of August 21, 2001.

                  ERI directly owns 13,911,152 shares of New Westport Common Stock, which were received in the Merger in exchange for 13,911,152 shares of Westport Common Stock, and which are subject to the Shareholders Agreement. Equitable does not directly own any shares of New Westport Common Stock. Equitable, however, as the parent of ERI, may be deemed to have indirect ownership of 13,911,152 shares of New Westport Common Stock, which were received in the Merger by ERI in exchange for 13,911,152 shares of Westport Common Stock. Equitable disclaims beneficial ownership of such 13,911,152 shares of New Westport Common Stock.

                  Murry S. Gerber directly owns 6,500 shares of New Westport Common Stock, which were received in the Merger in exchange for 6,500 shares of Westport Common Stock. Mr. Gerber, Chairman, President and Chief Executive Officer of Equitable, the parent of ERI, may be deemed to have indirect ownership of 13,911,152 shares of New Westport Common Stock, which were received in the Merger by ERI in exchange for 13,911,152 shares of Westport Common Stock. Mr. Gerber disclaims beneficial ownership of such 13,911,152 shares of New Westport Common Stock.

                  David L. Porges directly owns 2,000 shares of New Westport Common Stock, which were received in the Merger in exchange for 2,000 shares of Westport Common Stock. Mr. Porges, Executive Vice President and Chief Financial Officer of Equitable, the parent of ERI, may be deemed to have indirect ownership of 13,911,152 shares of New Westport Common Stock, which were received in the Merger by ERI in exchange for 13,911,152 shares of Westport Common Stock. Mr. Porges disclaims beneficial ownership of such 13,911,152 shares of New Westport Common Stock.

                  Pursuant to the Shareholders Agreement, each of ERI, Equitable and Messrs. Porges and Gerber may be deemed to have beneficial ownership of 21,675,578 shares of New Westport Common Stock subject to the Shareholders Agreement, of which 7,437,577 shares are directly owned by members of the Belfer Group and 14,238,001 shares are directly owned by WELLC. Each of ERI, Equitable and Messrs. Porges and Gerber disclaims beneficial ownership of such 21,675,578 shares of New Westport Common Stock.

                  As of the effective time of the Merger, each New Westport stockholder (excluding ERI), who is a party to the Shareholders Agreement, directly owns the following number of shares of New Westport Common Stock:

                  Belfer Group:
                  ------------

                  Robert A. Belfer(1)                                        2,407,093
                  Renee E. Belfer(1)                                         1,157,310
                  Laurence D. Belfer(1)                                        868,085
                  Jack Saltz(1)                                                  6,187
                  Saltz Investment Group, LLC(2)                               776,829
                  Jack & Anita Saltz Foundation(2)                              62,040
                  The Robert A. and Renee E. Belfer Family Foundation(3)       294,318
                  Belfer Corp.(3)                                              348,674
                  Belwest Petroleum, Inc.(3)                                       136
                  A&B Investors, Inc.(3)                                             0
                  Renee Holdings Partnership, L.P.(3)                          492,283
                  Trust for the benefit of Elizabeth Kones Belfer (T-6)(3)     207,671
                  Trust for the benefit of Elizabeth Kones Belfer (T-7)(4)     207,671
                  The Laurence D. Belfer Family Foundation(5)                    5,077
                  LDB Corp.(5)                                                 112,552
                  Robert A. Belfer 1990 Family Trust(5)                        230,040
                  Vantz Limited Partnership(5)                                 261,611

                  WELLC:
                  ------

                  Westport Energy LLC(6)                                    14,238,001

                  Address:
                  --------

                  (1) 767 Fifth Avenue, 46th Floor, New York, New York 10153.
                  (2) c/o Jack Saltz, 767 Fifth Floor Avenue, 46th Floor, New
                      York, New York 10153.
                  (3) c/o Robert A. Belfer, 767 Fifth Avenue, 46th Floor, New
                      York, New York 10153.
                  (4) c/o Renee E. Belfer, 767 Fifth Avenue, 46th Floor,
                      New York, New York 10153.
                  (5) c/o Laurence D. Belfer, 767 Fifth Avenue, 46th Floor, New
                      York, New York 10153.
                  (6) 21 Glen Oaks Avenue, Summit, New Jersey 07901.

                  Pursuant to the Shareholders Agreement, the aggregate number of shares of New Westport Common Stock of which each of WELLC and the members of the Belfer Group may be deemed to be the beneficial owner is 35,586,730. Such shares include 14,238,001 shares of New Westport Common Stock directly held by WELLC, 7,437,577 shares of New Westport Common Stock directly held by members of the Belfer Group, and 13,911,152 shares of New Westport Common Stock directly held by ERI, all of which are subject to the Shareholders Agreement.

         (b) Each ERI Entity may be deemed to have the sole power to vote and dispose of 13,911,152 shares of New Westport Common Stock. Mr. Gerber may be deemed to have the sole power to vote and dispose of 13,917,652 shares of New Westport Common Stock. Mr. Porges may be deemed to have the sole power to vote and dispose of 13,913,152 shares of New Westport Common Stock. Each of Equitable, Mr. Gerber and Mr. Porges disclaims beneficial ownership of 13, 911,152 shares of New Westport Common Stock held by ERI. Pursuant to the Shareholders Agreement, each of ERI, Equitable and Messrs. Porges and Gerber may be deemed to have shared voting power over 21,675,578 shares of New Westport Common Stock collectively held by WELLC and members of the Belfer Group. Each of ERI, Equitable and Messrs. Gerber and Porges disclaims beneficial ownership of such 21,675,578 shares of New Westport Common Stock. The address of each of ERI, Equitable and Messrs. Porges and Gerber is listed in Item 2.

                  Each member of the Belfer Group may be deemed to have sole voting and sole dispositive powers over shares of New Westport Common Stock set forth opposite each such member's name in Item 5(a). Pursuant to the Shareholders Agreement, each member of the Belfer Group may be deemed to have shared voting power over (i) 14,238,001 shares of New Westport Common Stock directly held by WELLC, and (ii) 13,911,152 shares of New Westport Common Stock directly held by ERI.

                  WELLC may be deemed to have sole voting and sole dispositive powers over 14,238,001 shares of New Westport Common Stock directly held by WELLC. Pursuant to the Shareholders Agreement, WELLC may be deemed to have shared voting power over (i) 13,911,152 shares of New Westport Common Stock directly held by ERI and (ii) 7,437,577 shares of New Westport Common Stock directly held by members of the Belfer Group (more fully described in Item 5(a)). WELLC disclaims beneficial ownership of shares referenced in the preceding sentence.

                  To the best knowledge of each reporting person herein, none of the stockholders of New Westport who are parties to the Shareholders Agreement, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  To the best knowledge of each reporting person herein, each individual member of the Belfer Group is a United States citizen. Messrs. Robert
A. Belfer and Laurence A. Belfer
are directors of New Westport. Mr. Jack Saltz is a former director of Belco. Ms. Renee E. Belfer is the spouse of Mr. Robert A. Belfer and mother of Laurence D. Belfer.

            Place of Organization of Parties to the Shareholders Agreement:

            Saltz Investment Group, LLC                              Delaware
            Jack & Anita Saltz Foundation                            New York
            The Robert A. and Renee E. Belfer Family Foundation      New York
            Belfer Corp.                                             Delaware
            Belwest Petroleum, Inc.                                  New York
            A&B Investors, Inc.                                      New York
            Renee Holdings Partnership, L.P.                         New York
            Trust for the benefit of Elizabeth Kones Belfer (T-6)    New York
            Trust for the benefit of Elizabeth Kones Belfer (T-7)    New York
            The Laurence D. Belfer Family Foundation                 New York
            LDB Corp.                                                Delaware
            Robert A. Belfer 1990 Family Trust                       New York
            Vantz Limited Partnership                                New York
            Westport Energy LLC                                      Delaware

         (c) Other than as contemplated by the Merger Agreement and the Shareholders Agreement, none of the ERI Entities, including any officer or director thereof, or, to the best knowledge of each ERI Entity, any stockholder of New Westport who is a party to the Shareholders Agreement, has effected any transactions in New Westport Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         ERI, Equitable and Messrs. Porges and Gerber have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any other person with respect to any securities of the Issuer other than those described in Item 4 hereof or below:

         (a) Agreement and Plan of Merger, dated as of June 8, 2001 by and between Westport Resources Corporation and Belco Oil & Gas Corp. (incorporated by reference from Annex A to Joint Proxy Statement/Prospectus filed with the SEC on August 1, 2001).

         (b) Second Amended and Restated Shareholders Agreement, dated as of July 20, 2991, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain stockholders named therein (filed herewith).

         (c) Joint Filing Agreement, dated as of August 31, 2001 (filed herewith).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.               Description
-------           -----------

10.1 Agreement and Plan of Merger, dated as of June 8, 2001 by and between Westport Resources Corporation and Belco Oil & Gas
                  Corp. (incorporated by reference from Annex A to Joint
                  Statement/Prospectus filed with the SEC on August 1, 2001).

10.2* Second Amended and Restated Shareholders Agreement, dated as of July 20, 2001, among Westport Resources Corporation, Belco
                  Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain stockholders named therein.

99.1*             Joint Filing Agreement dated as of August 31, 2001.

  *Filed herewith.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2001

                                     ERI INVESTMENTS, INC.


                                     By: /s/ KENNETH J. KUBACKI
                                        ----------------------------------------
                                     Name: Kenneth J. Kubacki
                                          --------------------------------------
                                     Title: Vice President
                                           -------------------------------------


                                     EQUITABLE RESOURCES, INC.


                                     By: /s/ MURRY S. GERBER
                                        ----------------------------------------
                                     Name: Murry S. Gerber
                                          --------------------------------------
                                     Title: Chairman, President and
                                            Chief Executive Officer
                                           -------------------------------------

                                     /s/ MURRY S. GERBER
                                     -------------------------------------------
                                     Murry S. Gerber


                                     /s/ DAVID L. PORGES
                                     -------------------------------------------
                                     David L. Porges

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

10.1 Agreement and Plan of Merger, dated as of June 8, 2001 by and between Westport Resources Corporation and Belco Oil and Gas
                  Corp. (incorporated by reference from Annex A to Joint
                  Statement/Prospectus filed with the SEC on August 1, 2001).

10.2* Second Amended and Restated Shareholders Agreement, dated as of July 20, 2001, among Westport Resources Corporation, Belco
                  Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain stockholders named therein.

99.1*             Joint Filing Agreement dated as of August 31, 2001.

*Filed herewith